Exhibit 99.2

Dear Shareholders:

In 2019, shipments amounted to 12.1 million tonnes, a 17.0% reduction in relation to 2018, due to the deconsolidation of assets resulting from the Company’s divestments in 2018. Steel shipments in 2019 generated consolidated net sales of R$ 39.6 billion, a 14.1% decrease compared to 2018.

Consolidated Adjusted EBITDA came to R$ 5.7 billion in 2019, down in relation to 2018, mainly due to the weaker performance of the Special Steel and Brazil Business divisions, as well as the divestments mentioned above.

Consolidated net income amounted R$ 1.2 billion, declining in relation to 2018, mainly due to the lower adjusted EBITDA. In 2019, Gerdau S.A. allocated R$ 356 million (R$ 0.21 per share) to the payment of dividends.

Profile

Gerdau is Brazil's largest steel producer, a leading producer of long steel in the Americas and one of the world’s leading suppliers of special steel. In Brazil, it also produces flat steel and iron ore, activities that expand its product mix and leverage the competitive advantages of its operations.

It also is the largest ferrous scrap recycler in Latin America and, around the world, transforms each year millions of tonnes of scrap into steel, underlining its commitment to the sustainable development of the regions where it operates. The shares of Gerdau companies are listed on the São Paulo (B3), New York (NYSE) and Madrid (Latibex) stock exchanges.

CONSOLIDATED INFORMATION

GERDAU’S PERFORMANCE IN 2019

Operating Results

CONSOLIDATED	12M19	12M18	∆
Volumes (1,000 tonnes)
Production of crude steel	12,453	15,342	-18.8%
Shipments of steel	12,090	14,561	-17.0%
Results (R$ million)
Net Sales	39,644	46,159	-14.1%
Cost of Goods Sold	(35,441)	(40,010)	-11.4%
Gross profit	4,203	6,149	-31.6%
Gross margin (%)	10.6%	13.3%
SG&A	(1,430)	(1,652)	-13.4%
Selling expenses	(476)	(570)	-16.5%
General and administrative expenses	(954)	(1,082)	-11.8%
%SG&A/Net Sales	3.6%	3.6%
Adjusted EBITDA	5,712	6,657	-14.2%
Adjusted EBITDA Margin	14.4%	14.4%

Production and Shipments

Consolidated crude steel production and shipments decreased in 2019 compared to 2018, mainly due to the deconsolidation of assets resulting from Company’s divestments.

Operating Result

Consolidated net sales decreased in 2019 compared to 2018, mainly due to the divestments in the North America and Special Steel BDs. Cost of goods sold decreased in 2019 in relation to 2018, below the rate of decrease in sales volumes, due to the higher cost per tonne in the Special Steel and Brazil BDs.

On a consolidated basis, gross profit and gross margin in 2019 decreased in relation to 2018, which is explained by the increase in net sales per tonne sold outpacing the increase in net sales per tonne sold, and by the lower production in the period. In 2019, the Company carried out a scheduled maintenance shutdown of Blast Furnace 1 at the Ouro Branco Mill (Minas Gerais) and of the melt shops in Brazil, which resulted in higher production costs and lower dilution of fixed costs.

Selling, general and administrative expenses decreased in 2019 compared to 2018, reflecting the Company’s ongoing efforts to streamline operations and to implement its digital innovation over the past few years, and remained stable as a ratio of net sales at 3.6%, which is the Company’s best percentage ever.

Breakdown of Consolidated EBITDA (R$ million)	12M19	12M18	∆
Net income	1,217	2,326	-47.7%
Net financial result	1,509	1,890	-20.2%
Provision for income and social contribution taxes	458	(169)	-
Depreciation and amortization	2,073	1,892	9.6%
EBITDA - Instruction CVM ¹	5,257	5,939	-11.5%
Gains and losses on assets held for sale and sales in subsidiaries	-	414	-
Equity in earnings of unconsolidated companies	16	(10)	-
Proportional EBITDA of associated companies and jointly controlled entities	320	314	1.9%
Maintanence stoppage / Impacts from refurbishment of BF 1	369	-	-
Tax reversals/provisions	(250)	-	-
Adjusted EBITDA²	5,712	6,657	-14.2%
Adjusted EBITDA Margin	14.4%	14.4%

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	12M19	12M18
EBITDA - Instruction CVM ¹	5,257	5,939
Depreciation and amortization	(2,073)	(1,892)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES³	3,184	4,047

1 – Non-accounting measure calculated in accordance with CVM Instruction 527.

2 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

3 - Accounting measure reported in the consolidated Income Statement.

Adjusted EBITDA in 2019 declined in relation to 2018, accompanying the performance of gross profit. Meanwhile, EBITDA margin remained stable in 2019 compared to 2018, excluding the effects of non-recurring items: impact of the scheduled maintenance shutdown of Blast Furnace 1 at Ouro Branco (Minas Gerais) and of the melt shops (-R$ 369 million), net of tax reversals/provisions in 2019 (+R$ 250 million).

Financial result and net income

CONSOLIDATED (R$ million)	12M19	12M18	∆
Income before financial income expenses and taxes¹	3,184	4,047	-21.3%
Financial Result	(1,509)	(1,890)	-20.2%
Financial income	223	204	9.3%
Financial expenses	(1,470)	(1,579)	-6.9%
Exchange variation, net (including net investment hedge)	(120)	(346)	-65.3%
Exchange variation (other currencies)	(127)	23	-
Bonds repurchase expenses	-	(224)	-
Gains (losses) on financial instruments, net	(15)	32	-
Income before taxes¹	1,675	2,157	-22.3%
Income and social contribution taxes	(458)	169	-
Exchange variation including net investment hedge	(109)	358	-
Other lines	(526)	(646)	-18.6%
Non-recurring items	(40)	457	-
Consolidated Net Income ¹	1,217	2,326	-47.7%
Non-recurring items	78	181	-56.9%
Gains and losses on assets held for sale and sales on interest in subsidiaries	-	414	-
Maintanence stoppage / Impacts from refurbishment of BF 1	369	-	-
Bonds repurchase expenses	-	224	-
Tax reversals/provisions	(250)	-	-
Income and social contribution taxes - non-recurring items	(40)	(457)	-91.2%
Consolidated Adjusted Net Income (loss)[2]	1,295	2,507	-48.3%

1 - Accounting measure disclosed in the consolidated Income Statement.

2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result but did not produce any cash effects.

Compared to 2019, the lower negative financial result in 2019 was mainly due to the net effects from exchange variation on liabilities contracted in U.S. dollar (average depreciation of the Brazilian real against the U.S. dollar of 4% in 2019, compared to 17% in 2018), which were offset under “IR/CS - Income Tax/Social Contribution – effects from exchange variation that include net investment hedge.” The better performance of the financial result also was influenced by lower financial expenses resulting from the strategy to reduce the Company’s debt.

Consolidated net income, adjusted by non-recurring items in 2019, decreased in relation to 2018, mainly due to the lower adjusted EBITDA.

Dividends

In 2019, Gerdau S.A. allocated R$ 356 million (R$ 0.21 per share) for the payment of dividends.

Working Capital and Cash Conversion Cycle

In December 2019, the cash conversion cycle measured in days (working capital divided by the quarter’s daily net sales) was lower compared to December 2018, due to the reduction in inventories, influenced by maintenance shutdowns of the melt shops and higher exports in the end of 2019.

Financial liabilities

Debt composition
(R$ Million)	12.31.2019	12.31.2018
Short Term	1,562	1,825
Long Term	14,488	13,082
Gross Debt	16,050	14,907
Cash, cash equivalents and short-term investments	6,295	3,349
Net Debt	9,755	11,558

On December 31, 2019, gross debt was 9.7% short term and 90.3% long term. Broken down by currency, 18.4% of gross debt was denominated in Brazilian real, 81.2% in U.S. dollar and 0.4% in other currencies. On December 31, 2019, 52% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar. The reduction in net debt from R$ 1.8 billion in December 31, 2018 to December 31, 2019 was mainly due to a reduction in working capital in the end of 2019.

The evolution in key debt indicators is shown below:

Indicators	12.31.2019		12.31.2018
Gross debt / Total capitalization ¹	37%		36%
Net debt² (R$) / EBITDA ³ (R$)	1.67	x	1.71	x

1 - Total capitalization = shareholders' equity + gross debt – interest expenses

2 - Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.

3 - Adjusted EBITDA in the last 12 months.

The reduction on net debt/EBITDA ratio was due to the efforts to reduce net debt in the periods compared, even with the decrease on EBTIDA.

Payment schedule of gross debt (non-current)

In November 2019, the Company carried out a bond issue in the aggregate amount of US$ 500 million, with maturity in 2030 and compensatory interest of 4.250% per year, priced at 98.973% of their face value.

In April, 26 of 2019, Gerdau S.A. announced to the market about the 16th issue by the Company of unsecured, non-convertible debentures in two series, in the aggregate amount of R$ 1.4 billion, with the first-series debentures amounting to R$ 600 million (“1st Series Debentures”) and the second-series debentures amounting to R$ 800 million (“2nd Series Debentures”), with unit par value of R$ 1,000.00..

On December 31, 2019, the nominal weighted average cost of gross debt was 5.5%, or 4.7% for the portion denominated in Brazilian real, 5.6% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 6.1% for the portion contracted by subsidiaries abroad. On December 31, 2019, the average gross debt term was 7.4 years.

The Board of Directors established, in 2019, as the Company’s financial policy the implementation and maintenance in the long term of the following parameters, admitting occasional variations in the short term:

•	Maximum net debt/EBITDA ratio of between 1x and 1.5x;

•	Average debt term of over six years;

•	Maximum gross debt of US$ 12 billion.

These parameters will enable the Company to pursue a balanced financial situation while successfully executing an investment plan to meet the market’s demands and the industry’s challenges.

Investments

Investments 2019

Capex came to R$ 1.7 billion in 2019, which was allocated to productivity gains and maintenance. Of the total capex in the year, 49% was allocated to the Brazil BD, 23% to the North America BD, 24% to the Special Steel BD and 4% to the South America BD.

Investments 2019-2021

Gerdau announced its three-year CAPEX plan (2019-2021), amounting to R$ 7 billion, broken down into three categories:

•	General maintenance: focused on improving the operational excellence of existing assets.

•	Ouro Branco Maintenance (Minas Gerais): series of initiatives related to the scheduled shutdown to modernize the mill, which is estimated for 2022, subject to schedule review.

•	Technological expansion and updating: investments to expand installed capacity and to update technology in product lines with higher profitability potential. The execution of these investments will be flexible, since they will be made as the expected market growth and free cash flow for the period are confirmed, while simultaneously observing Gerdau's new financial policy to reach a net debt/EBITDA ratio of 1x to 1.5x.

Gerdau S.A. announced to its shareholders and the general market that, on November 26, 2019, its subsidiary Gerdau Aços Longos S.A. entered into a final agreement with Hierros Añón, S.A. and Gallega de Mallas, S.L. for the acquisition of 96.35% of the shares issued by Siderúrgica Latino-Americana S.A. (“SILAT”), a company located in Caucaia, in the metropolitan area of Fortaleza, State of Ceará, for economic value of US$ 110.8 million, subject to the typical adjustments to the acquisition price. The consummation of the transaction is subject to approval by Brazil’s antitrust agency CADE (Conselho Administrativo de Defesa Econômica) and to the fulfillment of conditions precedent typical to transactions of this type. SILAT has annual installed production capacity of 600,000 tonnes of rolled products. The acquisition is part of Gerdau’s strategy to improve service to its clients in the Brazilian market.

Free Cash Flow (FCF)

Free cash flow generation in 2019 was R$ 4.4 billion compared to R$ 2.6 billion in 2018, mainly due to the higher working capital consumption in the period.

Free Cash Flow 2019 (R$ million)

A well-defined but flexible investment program for the next three years combined with the leverage and indebtedness parameters established by the Board of Directors for the long term will enable the Company to continue aspiring to generate positive free cash flow in the coming years, which is extremely important for an intensive capital business whose main products and inputs have significant exposure to international prices.

BUSINESS DIVISIONS (BDs)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•	Brazil BD (Brazil Business Division) – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;

•	North America BD (North America Business Division) – includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entities and associate company, both located in Mexico;

•	South America BD (South America Business Division) – includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entities in the Dominican Republic and Colombia;

•	Special Steel BD (Special Steel Business Division) – includes the special steel operations in Brazil and the United States.

BRAZIL BD

BRAZIL BD	12M19	12M18	∆
Volumes (1,000 tonnes)
Production of crude steel	5,563	5,845	-4.8%
Shipments of steel	5,609	5,535	1.3%
Domestic Market	3,959	3,951	0.2%
Exports	1,650	1,585	4.1%
Shipments of long steel	4,134	4,079	1.4%
Domestic Market	2,633	2,683	-1.9%
Exports	1,500	1,396	7.5%
Shipments of flat steel	1,475	1,457	1.3%
Domestic Market	1,325	1,268	4.5%
Exports	150	189	-20.6%
Results (R$ million)
Net Sales[1]	16,122	15,745	2.4%
Domestic Market	12,912	12,320	4.8%
Exports	3,210	3,425	-6.3%
Cost of Goods Sold	(14,363)	(13,044)	10.1%
Gross profit	1,759	2,701	-34.9%
Gross margin (%)	10.9%	17.2%
Adjusted EBITDA²	2,639	3,032	-12.9%
Adjusted EBITDA Margin (%)	16.4%	19.3%

1 – Includes iron ore sales.

2 – Adjusted EBITDA due to the impacts from refurbishment of Blast Furnace 1 at the Ouro Branco Mill, net of tax reversals/provisions in 12M19

Crude steel production decreased in 2019 in relation to 2018, due to the scheduled maintenance shutdown of Blast Furnace 1 in Ouro Branco, Minas Gerais and of the melt shops. Meanwhile, steel shipments decreased slightly in 2019 compared to 2018, due to the decline in exports. On the other hand, a highlight was the growth in flat steel shipments in the domestic market, especially the higher penetration in the oil, gas and wind power sectors.

In 2019, 1.8 million tonnes of iron ore were sold to third parties, a decrease when compared to the 2.9 million tonnes sold in 2018, impacting the net sales of the Brazil BD.

The increase in net sales in 2019 compared to 2018 was mainly due to increase in net sales per tonne sold in the domestic market, which was partially neutralized by the decrease in export prices in the international market.

Cost of goods sold increased in 2019 compared to 2018, due to the aforementioned maintenance shutdowns and to the higher costs of iron ore and coal in the period.

Gross income and gross margin decreased in 2019 compared to 2018, since the cost per tonne sold increased by 9%, while net sales per tonne sold increased by 1%.

EBITDA and EBITDA margin decreased in 2019 compared to 2018, accompanying the performance of gross profit and gross margin, the decreases in which were smoothed after excluding nonrecurring effects: impacts from the refurbishment of Blast Furnace at the Ouro Branco Mill and the shutdowns of the melt shops (-R$ 369 million), net of tax reversals/provisions in 2019 (+R$ 250 million).

NORTH AMERICA BD

NORTH AMERICA BD	12M19	12M18	∆
Volumes (1,000 tonnes)
Production of crude steel	4,601	6,431	-28.5%
Shipments of steel	4,275	6,085	-29.7%
Results (R$ million)
Net Sales	14,656	19,927	-26.5%
Cost of Goods Sold	(13,351)	(18,165)	-26.5%
Gross profit	1,305	1,763	-26.0%
Gross margin (%)	8.9%	8.8%
EBITDA	1,569	1,787	-12.2%
EBITDA margin (%)	10.7%	9.0%

The decrease in crude steel production and steel shipments in 2019 compared to 2018 was mainly due to the deconsolidation of the wire-rod operations as of April 2018 and of the rebar operations as of November 2018 in the United States. Excluding these effects, shipments remained relatively stable, confirming the view of a still robust market for construction and industry.

Net sales and cost of goods sold decreased in 2019 compared to 2018, mainly due to the aforementioned divestments.

Gross profit declined, accompanying the performance of revenue, while gross margin remained unchanged due to the stability in the metals spread, considering the new portfolio for this division: commercial bars and structural profiles.

The decrease in EBITDA at a slower pace than the decrease in gross profit was due to the significant improvement in SG&A expenses, which also contributed to the expansion in EBITDA margin, which reached its highest level since 2011.

SOUTH AMERICA BD

SOUTH AMERICA BD	12M19	12M18	∆
Volumes (1,000 tonnes)
Production of crude steel	609	746	-18.3%
Shipments of steel	1,059	1,307	-18.9%
Results (R$ million)
Net Sales	3,259	3,801	-14.3%
Cost of Goods Sold	(2,762)	(3,231)	-14.5%
Gross profit	497	570	-12.8%
Gross margin (%)	15.3%	15.0%
EBITDA	673	679	-0.9%
EBITDA margin (%)	20.7%	17.9%

Crude steel production and steel shipments decreased in 2019 compared to 2018, mainly due to the deconsolidation of the operation in Chile. Excluding this effect, crude steel production and steel shipments were relatively stable.

Gross profit declined mainly due to the above-mentioned deconsolidation. However, gross margin remained stable in 2019 compared to 2018, since the increase in net sales per tonne sold was in line with the cost per tonne sold.

The EBITDA in 2019 were stable when compared to 2018. The EBITDA margin, however, increased due to the deconsolidation already mentioned.

SPECIAL STEEL BD

SPECIAL STEEL BD	12M19	12M18	∆
Volumes (1,000 tonnes)
Production of crude steel	1,680	2,321	-27.6%
Shipments of steel	1,586	2,111	-24.9%
Results (R$ million)
Net Sales	6,702	8,159	-17.9%
Cost of Goods Sold	(6,168)	(7,065)	-12.7%
Gross profit	534	1,094	-51.2%
Gross margin (%)	8.0%	13.4%
EBITDA	799	1,299	-38.5%
EBITDA margin (%)	11.9%	15.9%

Crude steel production and shipments decreased in 2019 compared to 2018, due to the deconsolidation of the operation in India, the slowdown in the oil and gas industry in the United Stated and the weaker demand in Argentina for vehicles exported from Brazil. In addition, the Brazilian auto industry underwent a destocking trend in late 2019.

Net sales decreased in 2019 compared to 2018, due to the decline in shipments, which was partially neutralized by the increase in net sales per tonne sold.

Cost of goods sold decreased due to the lower shipments. On the other hand, the strong increase in the cost per tonne sold, mainly due to the lower capacity utilization rate, which reached levels below 50%, affected the division’s gross profit and gross margin. In addition, the series of declines in steel prices in the United States, accompanying the performance of scrap prices, resulted in margin compression.

EBITDA and EBITDA margin decreased in 2019 compared to 2018, accompanying the decline in gross margin.

ESG (ENVIRONMENTAL, SOCIAL AND GOVERNANCE) FACTOS

ESG Scorecard

The meeting of the Board of Directors held on February 18, 2020 approved, in addition to the ESG scorecard, the materiality matrix, the sustainability policy, the adjustments to internal regulations to reflect the new duties related to ESG and the monitoring of the activities for adhering to the Carbon Disclosure Project (CDP) and to System B.

The ESG Scorecard will be assessed by the Board of Directors and Strategy & Sustainability and Disclosure committees at a predefined frequency.

Risk management

Gerdau, through its existing processes and instruments, works on mitigating corporate, compliance and operating risks. Corporate risks are those associated with the Company’s strategy, its market and competition, the political and social environment, mergers and acquisitions and the availability of raw materials. Compliance risks are those related to compliance with the rules to which the Company and its employees are subject. Operating risks are related to internal processes, people or technology.

Risk factors include workplace safety, environmental, financial, tax, labor, operational, strategic, social, reputational, organizational climate, commercial and regulatory risks.

The Risk Management strategy is decentralized, capitalizes on and leverages the technical knowledge and profile of the professionals of each Business Division (Brazil BD, North America BD, South America BD and Special Steel BD). These divisions have controls in place to mitigate the risks identified and hold regular meetings to report results.

To act on material risks, the Company has established three lines of defense. The first line is the internal controls established in critical activities, procedures and guidelines with clear definitions of responsibilities, automated and manual controls, etc.

The second line is related to management activities, including the monitoring, evaluation and improvement of processes and accountability. In addition to the work of the managers in the process to monitor their risks, the Internal Controls and Compliance areas support the Business in improving the control environment. The Compliance area is independent and reports to the Board of Directors. The Internal Controls area continuously assesses the control environment related to compliance with Sox Certification.

The third level is composed of the activities of the Internal Audit, which regularly conducts independent assessments of processes, supported by risk assessment, and reports periodically to the Audit Board and the Board of Directors.

The Internal Audit uses the annual plan to define the material risks and processes to be reviewed. Then it conducts a review to determine if the business areas comply with all laws and regulations, the Company’s policies and best practices. It also periodically monitors the action plans to ensure that corrective actions are being implemented to mitigate risks.

The Company structured its committees to ensure a network for protecting and monitoring its relevant risks and processes. To advise the Board of Directors, the Corporate Governance Comittee, Strategy and Sustainability Comittee, Compensation Comittee and Finance Comittee were created. To support the executive line in mitigating risks, there are the Risk Comittee, Disclosure Committee and other committees in the business divisions.

The Company also has a code of ethics for employees and another document for third parties, in addition to a Risk Management and Compliance Policy in place.

All employees undergo training and comply with the code of ethics, and everyone involved in sales activities has been trained in competition practices. All of our executives have completed training in anti-corruption practices.

Moreover, the code of ethics for third parties was submitted to all active suppliers and clients through e-mail, declarations of acceptance, purchase orders and/or formal contracts.

Gerdau’s ethics channel, which supports its risk management is a tool for complaints / ethical doubts and is available to employees and to external stakeholders on the internet, via e-mail, telephone or by contacting the Audit Board and intranet. The ethics channel also is promoted through regular campaigns and accountability via e-mails, posters, banners, intranet, is mentioned in various guidelines and is permanently included in presentations on Compliance and ethics.

The website https://ri.gerdau.com/en provides the market, regulatory agencies (CVM and SEC) and stock exchanges (B3, NYSE and Latibex), through the 20-F Form and Reference Form, all details on risk management and key factors to which the organization is exposed.

Overall compensation of management

The objectives of Gerdau’s compensation policy are: to attract and retain high performance executives based on competitive compensation practices; to encourage the achievement and surpassing of challenging goals; and to leverage short- and long-term results consistently and sustainably.

The Reference Form (FR), in addition to such definition, provides on item 13.1.b.iii: “All elements of the compensation of the Directors and Officers, as well as the policies that determine them, are proposed and managed by the Human Resources area and are subject to approval by the Board of Directors with the support of the Compensation Committee. Meanwhile, the Human Resources area draws on support from a specialized compensation consulting firm with global operations to determine the relative value of the positions (evaluation of position) and to seek reference values in the market. The reference market is formed by Brazilian companies similar in scale to Gerdau that operate at in the local and international markets, by foreign companies also similar in scale to Gerdau operating in the steel or related industries and by companies that compete for the same professionals.

Item 13.1.e also determines that: “Compensation is structured in a way to balance the short-, medium- and long-term incentives. In the short team, the base compensation aligned with best market practices should be sufficient to retain talent. For performance to create value in the short and medium term, the Short-Term Incentive (ICP) is structured in a way to reflect the selected indicators in the determination of executive compensation levels (EBITDA and Net Income), seeking to align management performance with the Company’s overall objectives and targets. In the long run, the objective is to promote alignment by structuring the granting of stock options and/or restricted shares and/or shares conditioned upon results and/or deferred shares and/or a combination thereof, which can be converted into long-term gains as the shares appreciate in the market, also considering that the exercise of part of the grants is dependent on the achievement of performance targets that currently are linked to Return on Capital Employed (ROCE).”

As described in item 12.1 of the FR, the Compensation Committee is responsible for defining the overall compensation amounts; revising the compensation and general salary adjustment practices and examining and determining compensation plans and granting stock options, as well as benefits and retirement packages for officers and strategic executives. The Compensation Committee is responsible for participating in the establishment of evaluation criteria, as well as in the performance review of the Company’s key executives.

In terms of the Compensation Committee, procedures are adopted to ensure its independence. As described in item 12.5/6 of the FR, the Compensation Committee is composed of five members, two of whom are independent directors and one of whom is the coordinator of such body.

To ensure the independence of decisions related to compensation, the Company maintains a flow of analyses and deliberations that includes the people area, the Compensation Committee and the Board of Directors. One of the mechanisms for ensuring no conflicts of interest is prohibiting the participation of members affected by conflicts of interest with the matter on the agenda. The compensation of the Board of Directors is submitted for analysis only by its independent members.

The Compensation Committee holds three meetings per year to present matters related to the compensation and benefits of all employees. All meetings have an agenda and the minutes containing its recommendations are reported to the Board of Directors.

Throughout its 118 years, Gerdau has carried out four successions of generations, demonstrating the solidity of its governance and management process. On January 1, 2018, the Company took yet another step in this governance process, in which the members of the Gerdau Johannpeter family began to dedicate themselves exclusively to the Board of Directors. To lead this new phase of the Company, the Board of Directors chose Gustavo Werneck as the new CEO.

The three members of the Gerdau Johannpeter family, through December 31, 2017, were members of the executive committee and also members of the Board of Directors, receiving wages only as statutory executive officers, as described in item 13.1.b.v of the FR: “We inform that the members that accumulate the function of statutory officers and members of the Board of Directors are compensated only as statutory officers.” The same rule is currently applied to the CEO, which, as of April 2019, also was elected a member of the Board of Directors.

By dedicating themselves exclusively to the Board of Directors, their compensation was reduced in line with the new function.

In addition to the movement of the members of the Gerdau Johannpeter family, with the new governance, executive officers who previously were part of the Company’s management bodies were elected statutory officers. With this, their compensation now reported to the Securities and Exchange Commission of Brazil (CVM). Note that because these officers already were part of the Company’s executive team, there was no increase in costs.

The compensation of management, which follows market practices and is based on surveys conducted by various global compensation consulting firms, represents approximately 0.5% of EBITDA, which represents a ratio lower than that of most companies listed on the B3, according to issue no. 7 of the corporate governance yearbook published by Revista Capital Aberto.

Available at: https://capitalaberto.com.br/edicoes/especial/anuario-2019-2020/.

The Company also has performance review processes and the Statutory Officers are assessed by the Board of Directors. The Governance Committee is responsible for assessing the Board of Directors, using an individual questionnaire aligned with the best practices of the Brazilian Corporate Governance Institute (IBGC). The assessment also includes the adherence of each member and of the body as a whole with the business principles and purpose.

As described, Gerdau monitors market practices and trends in compensation. The Board of Directors, supported by the Compensation Committee, approved in October 2019 a new performance assessment and short-term incentive program valid as of 2020. The new model is aligned with the cultural transformation, focusing on collaboration, simplicity, value creation and meritocracy.

Moreover, starting in 2020, the maximum limit for variable compensation was reduced from 20% to 15% of Gerdau’s overall net income. The decision, which aims to align the payment of variable compensation with the interests of shareholders, was based on Gerdau’s historical data and on market references.

The long-term compensation plan (ILP) is the plan in which the executives, directors and officers are eligible to receive shares in the Company. As described in item 13.4.e of the FR: “The Plan aims to align the interests of the Company and its executives and shareholders over the medium and long term, especially by the granting of restricted shares and/or linked to the achievement of future results. Therefore, the gains for participants are heavily linked to the consistent delivery of results and to the appreciation in value of the Company over time. Furthermore, the possibility of becoming a shareholder attracts and retains the executives sought by the Company, making a positive contribution to the perpetuity of the business.”

INFORMATION ON THE PARENT COMPANY

Gerdau S.A. is a publicly traded corporation with registered office in the city of São Paulo. The Company holds interests in other companies and also produces and markets steel goods in the special steel segment.

Earnings

A substantial part of the results of Gerdau S.A. comes from investments in subsidiaries and associate companies. In 2019, these investments generated equity income of R$ 1.5 billion. On December 31, 2018, the value of these investments amounted to R$ 30.5 billion.

In 2019, the Company sold 678,000 tonnes of steel products, which generated net revenue of R$ 2.8 billion and cost of goods sold of R$ 2.4 billion. Gross margin in the year stood at 14.1%.

In fiscal year 2019, the financial result (financial income, financial expenses, net exchange variation and losses from financial instruments) was negative R$ 0.8 billion, compared to negative R$ 1.5 billion in 2018. This variation in the financial result was mainly due to the effect from exchange variation on related-party debt (depreciation in the price of the Brazilian real against the U.S. dollar of 4% in 2019, compared to depreciation of 17% in 2018).

Gerdau S.A. recorded net income of R$ 1.2 billion in 2019, which corresponds to R$ 0.71 per share outstanding, compared to the net income of R$ 2.3 billion in 2018. The reduction in net income was basically due to the lower equity income (loss).

On December 31, 2019, the shareholders’ equity of the Company amounted to R$ 27.0 billion, representing book value of R$ 15.92 per share.

Net debt (loans and financing, plus debentures, less cash, cash equivalents and financial investments) plus related-party debt amounted to R$ 7.4 billion on December 31, 2019 and R$ 8.3 billion on December 31, 2018. The increase is explained by the issue of new debentures.

Dividends

In 2019, Gerdau S.A. allocated R$ 356.5 million (R$ 0.21 per share) for the payment of dividends.

	Dividends	Per share
Period	(R$ million)	(R$)	Payment
1Q19	118.8	0.07	05/29/2019
2Q19	118.8	0.07	08/28/2019
3Q19	67.9	0.04	11/25/2019
4Q19	51.0	0.03	11/3/2020
Total	356.5	0.21

RELATIONSHIP WITH INDEPENDENT AUDITOR

The Company’s policy for hiring any services from the independent auditor unrelated to external audit is based on the principles that preserve the independence of the auditor, namely: (a) auditors must not audit their own work; (b) auditors may not hold management positions at their clients; and (c) auditors must not promote the interests of their clients.

Audit fees refer to professional services rendered in the audit of the Company's consolidated financial statements, quarterly reviews of the Company's consolidated financial statements, corporate audits and interim reviews of certain subsidiaries, in accordance with applicable legislation. Audit fees comprise due diligence services commonly performed by the external auditors in the event of an acquisition and advisory services on accounting standards and transactions. All fees unrelated to audit services refer primarily to services rendered to the Company's subsidiaries abroad to comply with tax requirements.

In compliance with CVM Instruction 381/2003, Gerdau S.A. informs that KPMG Auditores Independentes, the Company’s independent auditor, did not render any services other than those related to the external audit that represented more than five percent (5%) of all audit fees during fiscal year 2019.

ACKNOWLEDGMENTS

Lastly, the Company thanks its clients, shareholders, suppliers, financial institutions, government agencies and all other stakeholders for their important support, and especially our team of employees for their hard work and dedication.

DECLARATION OF THE OFFICERS

In accordance with article 25 of CVM Instruction 480 of December 7, 2009, the Board of Executive Officers declares that it has reviewed, discussed and is in agreement with the Financial Statements for the fiscal year ended December 31, 2019 and with the opinions expressed in the Independent Auditor’s report on the Financial Statements, issued on this date.

São Paulo, February 18, 2020

THE MANAGEMENT